UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001-39564

Mingzhu Logistics Holdings Limited

(Translation of registrant’s name into English)

27F, Yantian Modern Industry Service Center
No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

On October 16, 2024, MingZhu Logistics Limited (the “Company”) held its annual meeting of shareholders for the fiscal year 2024 (the “Annual Meeting”). At the Annual Meeting, the Company’s shareholders voted on the three (3) proposals listed below. A total of 2,425,801 ordinary shares, representing approximately 50.75% of the ordinary shares issued and outstanding as of August 19, 2024, the record date, were present in person or by proxy at the Annual Meeting. The final results for the votes regarding each proposal are set forth in the following tables. Each of these proposals is described in detail in the Company’s Proxy Statement.

1. Elect five (5) members of the Board of Directors, each to serve a one (1) year term until the 2024 Annual Meeting:

Election of Directors	For	Withheld
Jinlong Yang	2,408,654	17,147
Jingwei Zhang	2,409,001	16,800
Mikael Charette	2,410,432	15,369
Yuzhou Wang	2,410,682	15,119
To Wai Suen	2,408,456	17,345

2. Ratify the appointment of Audit Alliance LLP as the Company’s independent public accounting firm for the fiscal year ending December 31, 2024:

Votes For	Votes Against	Abstentions
2,412,088	10,487	3,226

3. Authorize the adjournment of the Annual Meeting, if necessary, to solicit additional proxies if there are not sufficient votes for the foregoing proposals:

Votes For	Votes Against	Abstentions
2,405,243	16,243	4,315

Although this proposal received sufficient votes to be approved, as a result of the approval of each of the other proposals, the adjournment of the Annual Meeting was determined not to be necessary or appropriate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINGZHU LOGISTICS HOLDINGS LIMITED
Date: October 18, 2024
	By:	/s/ Jinlong Yang
		Name:	Jinlong Yang
		Title:	Chief Executive Officer